SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

RELEVANT FACT

PETRÓLEO BRASILEIRO S.A. – PETROBRAS (“Petrobras”), PETROBRAS QU¥MICA S.A. – PETROQUISA (“Petroquisa”), ODEBRECHT S.A. (“Odebrecht”), NORDESTE QU¥MICA S.A. (“Norquisa”) and BRASKEM S.A. (“Braskem”) in accordance with CVM Ruling 358/02, hereby inform their shareholders and the market of the following:

Petrobras, Odebrecht and Braskem understand that the consolidation of the petrochemical industry into companies with competitive capacity to actively participate in the global market is essential for the economic growth in Brazil.

In conformity with such understanding, after approval by the respective boards of directors, an investment agreement (“Investment Agreement”) was executed today by and among Braskem, Odebrecht, Petrobras, Petroquisa and Norquisa, wherein the integration (“Integration”) of petrochemical assets held by Petrobras and Petroquisa (“Petrochemical Assets”) into Braskem was established, as described below.

Such Integration is aligned with the purpose of increasing competitiveness of the entire petrochemical and plastic production chain in Brazil, allowing scale gains and synergies, increased investment capacity in research and development, and strengthening of the plastic industry. As a result, Braskem is stepping ahead toward the consolidation of the Brazilian petrochemical industry accelerating its strategic goal of being amongst the largest ten petrochemical companies in the world.

Such transaction is part of Petrobras’ strategy towards the reorganization and strengthening of the petrochemical industry, which was initiated with the acquisition of the Ipiranga Group. With such transaction, Petrobras is restructuring its investment portfolio in the Brazilian petrochemical sector, in accordance with its Strategic Plan, and becomes an important Braskem’s minority shareholder, with enhanced participation in the decision-making and management process.

After the Integration, the joint participation of Petrobras and Petroquisa will increase from 8.1% to 30%, and from 6.8% to 25% in the voting and total capital of Braskem, respectively.

PETROCHEMICAL ASSETS TO BE CONTRIBUTED TO BRASKEM

The Petrochemical Assets to be contributed by Petrobras and Petroquisa to Braskem are the following:

(i)	37.30% of the voting and total capital of Copesul – Companhia Petroquímica do Sul (“Copesul”);

(ii)	40% of the voting and total capital of Ipiranga Petroquímica S.A. (“IPQ”);

(iii)	40% of the voting and total capital of Ipiranga Química S.A. (“IQ”);

(iv)
Up to 100% of the voting and total capital of Petroquímica Triunfo S.A. (“Triunfo”). Petrobras and Petroquisa will be entitled to contribute to Braskem up to 100% of the voting and total capital of Triunfo. Should the contribution not occur, Petrobras and Petroquisa may contribute cash equivalent to the economic value of such asset; and

(v)	40% of the voting and total capital of Petroquímica Paulínia S.A. (“PPSA”).

Copesul is the raw materials center for the Petrochemical Complex in Triunfo, Rio Grande do Sul. Braskem already owns, directly and indirectly, 62.70% of Copesul’s total capital.

IPQ is a second-generation petrochemical company, located at the Petrochemical Complex in Triunfo, Rio Grande do Sul, and is engaged in the production of thermoplastic resins. Braskem already owns, directly and indirectly, 60% of IPQ’s total capital.

IQ is a company engaged in the distribution and commercialization of chemical and petrochemical products, located in the State of São Paulo. Braskem already owns, directly and indirectly, 60% of IQ’s total capital.

Triunfo is a second-generation petrochemical company, located at the Petrochemical Complex in Triunfo, Rio Grande do Sul, which is engaged in the production of thermoplastic resins. Petrobras, through Petroquisa, holds 85% of Triunfo’s total capital.

PPSA is a joint venture between Braskem and Petroquisa for the purposes of implementing a polypropylene unit in the city of Paulínia, São Paulo, with capacity for 350 kt/year, scheduled to start its operations by the beginning of the second quarter of 2008. Braskem already owns 60% of PPSA’s voting and total capital.

The Petrochemical Assets have been appraised based on the discounted cash flow method, without control premium.

CORPORATE MODEL FOR PETROCHEMICAL ASSETS INTEGRATION

The Integration of the Petrochemical Assets will take place through the merger of Copesul, IPQ, IQ, Triunfo and PPSA’s shares into Braskem. The shares issued by each of the Petrochemical Assets owned by Petroquisa and by Petrobras will be replaced by common and Class “A” preferred shares, issued by Braskem.

Braskem will become the owner of 100% of the voting and total capital of such companies, except as provided for in item (iv) above.

The Integration will be implemented at the General Meetings of Braskem, IQ, IPQ, Copesul, PPSA and Triunfo, specifically requested for such purpose, within six (6) months as of the date hereof.

After the approval of the Integration as described above, Braskem’s capital will be increased through the issuance of 103,435,139 new shares, of which 46,903,320 are common shares and 56,531,819 are class “A” preferred shares, and will be subsequently divided into 552,867,750 shares, of which 196,714,190 are common shares, 355,350,494 are class “A” preferred shares and 803,066 are class “B” preferred shares.

The other shareholders of Braskem will not be entitled to preemptive rights in the issue of new shares pursuant to article 252, paragraph 3 of Law 6.404/76.

After the implementation of the Petrochemical Assets Integration, Braskem’s shareholding structure, taking into account the contribution of 100% of the value of Triunfo’s shares and excluding treasury shares, will be as follows:

Shareholder	% voting capital	% preferred capital	% total capital
Odebrecht/ Norquisa	60.3	23.8	37.2
Petrobras/ Petroquisa	30.0	22.1	25.0
Others	9.7	54.1	37.8
Total	100.0	100.0	100.0

In accordance with the provisions of article 252, paragraph 3 of Law 6.404/76, Braskem’s and Triunfo’s dissenting shareholders which regards to the General Meeting resolution that approves the merger of Copesul, IPQ, IQ, Triunfo and PPSA’s shares into Braskem may exercise the right to withdraw, pursuant to the provisions of article 137, II, of Law 6.404/76, through the reimbursement of the value of their shares, under the terms of Law No. 6.404/76.

The right to withdraw referred to in the preceding paragraph may only be exercised by Braskem’s shareholders that own common and class “B” preferred shares issued by Braskem, due to the fact that, in accordance with article 137, II of Law 6.404/76, the owner of a share of a type or class that has liquidity and market dilution will not be entitled to the right to withdraw. Accordingly, there will be no right of withdrawal on the part of holders of outstanding Class “A” preferred shares of Braskem, considering that they are part of the index representing the securities portfolio in Brazil and have a 61.1% free float. Therefore, they constitute assets with liquidity and dilution.

BRASKEM SHAREHOLDERS’ AGREEMENT

Petrobras, Petroquisa, Odebrecht and Norquisa, and Braskem as intervening party, have already agreed upon the terms for execution of a new Braskem shareholders’ agreement (“Shareholders’ Agreement”), which will be based on the shareholders’ commitment to accomplish the highest levels of corporate governance and on the addition of value to all Braskem’s shareholders. The Shareholders’ Agreement will be signed simultaneously with the Integration of Petrochemical Assets dealt with in this relevant fact.

GENERAL INFORMATION

In accordance with the terms of the Triunfo shareholders’ agreement executed between Petroquisa and Petroplastic S.A., Petroplastic S.A. will be granted a sixty (60) day term as from the Integration date, to exercise its right of first refusal related to Triunfo’s shares owned by Petroquisa and which shall be transferred to Braskem.

The transaction described in this relevant fact will be notified to the Administrative Council of Economic Defense (Conselho Administrativo de Defesa Econômica – CADE) and will be communicated to the São Paulo Stock Exchange (Bolsa de Valores de São Paulo – Bovespa), to the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), to the U.S. Securities and Exchange Commission – SEC, to NYSE – New York Stock Exchange, to Mercado de Valores Latinoamericanos da Bolsa de Valores de Madri – Latibex, to Comisión Nacional de Valores – CNV and to Bolsa de Comercio de Buenos Aires.

Braskem, Petrobras, Odebrecht, Petroquisa and Norquisa will keep their shareholders and the market at large informed about the actual date of the Integration, and will make available at the time the respective general meetings are convened, all relevant documents, including the appraisal reports and protocols and justifications of merger of shares, as well as any information about others events that may affect this transaction.

São Paulo, November 30, 2007.

     Carlos José Fadigas de Souza Filho
Investors Relations and Financial Officer
Braskem S.A.

     Almir Guilherme Barbassa
Investors Relations and Financial Officer
Petróleo Brasileiro S.A. - Petrobras

     José Lima de Andrade Neto
Chairman
Petrobras Química S.A. - Petroquisa

Pedro Augusto Ribeiro Novis
Chief Executive Officer
Odebrecht S.A.

     Ruy Lemos Sampaio
Officer
Nordeste Química S.A. - Norquisa

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 03, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.